NAME OF REGISTRANT:   Bunge Limited
NAME OF PERSON RELYING ON EXEMPTION:  Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 5 on Bunge Limited’s Proxy Statement:
Argument in Favor
Resolved: Shareholder request that Bunge set quantitative, time-bound goals for reducing its supply chain impacts on deforestation and related human rights, and report annually against key performance indicators and metrics that demonstrate progress against these goals.

Supporting Statement: Proponents believe meaningful indicators would include:
•          An assessment of risks related to the company’s supply chain and operational impacts on deforestation;
•          Percentage of each key commodity that Bunge can trace and independently verify, via credible third parties, as not contributing to (1) physical expansion into peatlands, High   Conservation Value (HCV) or High Carbon Stock (HCS) forests or (2) human rights abuses;
•          A time-bound plan for 100% sourcing consistent with those criteria.

Bunge does not disclose a strategy for monitoring or reducing its supply chain impacts on deforestation, despite material risks to the company and to global food security.

Conversion of forests to commodity agriculture is the single leading driver of deforestation globally. Deforestation significantly degrades the environment in ways that pose material risks to agricultural production, contributing directly to shifting weather and rainfall patterns, soil erosion, biodiversity loss, and land conflicts with local communities. As one of the world’s largest suppliers of agricultural commodities, Bunge both contributes to and is highly exposed to the adverse impacts of deforestation on agricultural production. Proponents are concerned that Bunge does not appear to have systems in place to comprehensively monitor or reduce deforestation occurring across its agricultural supply chains, and may be exposed to significant financial, operational, competitive, regulatory, and reputational risks as a result of deforestation taking place across its global agricultural supply chains.

Consequently, shareholders are being asked to vote FOR this shareholder proposal urging Bunge to comprehensively assess its supply chain impacts on deforestation, and set quantitative, time-bound goals for reducing deforestation occurring across its agricultural supply chains.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

Rationale for a yes vote:

1.	Environmental degradation resulting from deforestation is a top material risk factor facing agricultural production broadly and Bunge specifically.

2.	Deforestation is primarily caused by conversion of land to commodity agriculture; current agricultural practices that result in deforestation are unsustainable and self-defeating.

3.	Bunge’s customers are demanding sustainably-sourced ingredients that do not contribute to deforestation; Bunge’s competitors are responding, threatening market share.

4.	Investors are demonstrating heightened concern about risks associated with deforestation.

5.	Bunge is one of the world’s largest agriculture suppliers, yet does not have policies or programs in place to systematically monitor or reduce deforestation occurring across its supply chains.

Background:

Deforestation is primarily caused by cutting down forests to grow commodity crops like soybeans and palm oil. Bunge is among the top four suppliers of agricultural commodities globally, and is thus directly linked to the widespread deforestation associated with land conversion for commodity agriculture. Deforestation significantly degrades the environment in ways that directly impact agricultural production and pose a material risk to Bunge’s core business. Furthermore, public awareness and concerns about agriculture’s impacts on deforestation have prompted an unprecedented growth in demand for sustainably-sourced ingredients that do not contribute to deforestation. In response, major agricultural suppliers, including key Bunge competitors ADM, Cargill, and Wilmar have announced and begun implementing policies to monitor and reduce deforestation across each of their commodity supply chains. Proponents are concerned that Bunge does not appear to have strategies in place to systematically monitor and reduce deforestation across its agricultural supply chains, and may be exposed to significant financial risks as a result.

Consequently, the shareholder proposal requests that Bunge set quantitative, time-bound goals for reducing its supply chain impacts on deforestation, and report annually to shareholders against key performance indicators that demonstrate progress against these goals. The supporting statement suggests that meaningful indicators that would demonstrate Bunge is making progress towards managing and reducing its supply chain impacts on deforestation include:

•	An assessment of risks related to the company’s supply chain and operational impacts on deforestation;

•
Disclosing the percentage of each key commodity that Bunge can trace and independently verify, via credible third parties, as not contributing to (1) physical expansion into peatlands1, High Conservation Value (HCV)2 or High Carbon Stock (HCS)3 forests; or (2) human rights abuses;

1 Peatlands are extremely carbon-rich swampy soils that store five times more carbon than tropical forests, and account for a third of the world’s total carbon reserves. Peatlands are considered the most efficient carbon sink on the planet. Draining peatlands for agricultural plantations releases millions of tons of carbon each year and destroys a vital carbon sink. [http://blog.cifor.org/26254/indonesia-peatland-forest-carbon-emissions-model#.VQMpsI54p9U]
2 High Conservation Value (HCV) forests contain significant concentrations of biodiversity. { http://hcvf.net/eng/about/]
3 Forests classified as High Carbon Stock (HCS) contain significant concentrations of carbon stored in the vegetation.

•	A time-bound plan for 100% sourcing consistent with those criteria.

At present, Bunge does not appear to have systems in place to comprehensively monitor or reduce deforestation occurring across its commodity supply chains.

Business Risks:

Environmental degradation resulting from deforestation is a top risk factor facing agricultural production broadly and Bunge specifically:

1.
Deforestation is estimated to contribute between 10-17% of global greenhouse gas emissions annually, equivalent to the entire global transportation sector, making it a leading driver of climate change.

2.	Adverse and extreme weather patterns, which scientists generally attribute to climate change, are highlighted as top risk factors in Bunge’s 2014 10-K.1

3.
Deforestation has been shown to significantly alter global rainfall patterns, with some studies indicated that deforestation has led to 10-15% declines in local rainfall and shifts in rainfall patterns thousands of miles away.2 This is because clearing of forests disrupts natural hydrological cycles that depend on trees to absorb, filter, and evaporate freshwater. Agriculture is highly dependent on consistent rainfall patterns, yet multiple studies have indicated that deforestation--- due primarily to agricultural expansion-- is leading to reductions in rainfall.3

4.
Drought conditions, caused by reduced rainfall, are highlighted as a top risk factor in Bunge’s 2014 10-K that have led to reduced crop yields, heightened supply chain volatility, and financial losses in recent years.4

5.
The Food and Agricultural Organization of the United Nations (FAO) warns that 1/3 of global top soil is already heavily degraded, and could be gone entirely within 60 years if current rates of degradation continue.5 The loss of trees, which anchor soil with their roots, is a leading cause of soil erosion.6

Loss of forests is directly linked to environmental degradation that severely impacts agricultural production and poses material risks to Bunge’s business.

Deforestation is primarily caused by conversion of land to commodity agriculture, suggesting that current agricultural practices that result in deforestation are unsustainable and self-defeating:

Conversion of forests to commodity agriculture is widely understood to be the single leading driver of deforestation.7 Palm oil and soy, two of the main commodities that Bunge handles, are two of the top forest-risk commodities, contributing the most to tropical deforestation in Southeast Asia and Latin America, respectively.8 Given the aforementioned risks to agricultural production due to deforestation, the current business model of agricultural production is unsustainable and self-defeating.

Bunge is already being impacted financially by the adverse environmental impacts that studies have linked to deforestation. Bunge states in its 2014 10-k ‘[a]dverse weather conditions, including as a result of future climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations and operating results….For example, droughts and other adverse weather conditions in the Center-South of Brazil have resulted in reduced crop yields across the region in recent years.’9 Despite the increasingly evident link between deforestation and these risk factors, Bunge does not appear to be systematically monitoring or reducing deforestation taking place across its agricultural supply chains.

Bunge’s customers are demanding sustainably-sourced ingredients that do not contribute to deforestation, and Bunge’s competitors are responding, threatening market share.

Commodity markets are highly competitive and subject to product substitution, meaning that Bunge risks losing market share as key competitors differentiate their products through sustainable production attributes. Indeed, a growing number of companies--- including key Bunge customers--- have adopted new sourcing policies to ensure key ingredients do not contribute to deforestation. The Consumer Goods Forum (CGF), a global industry network that includes many Bunge customers, recognizes that, “Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation.”  Consequently, the CGF approved a resolution to achieve zero net deforestation by 2020 by sourcing key agricultural commodities in a manger that does not deplete tropical rainforests.10 Going even further, over 20 major consumer goods companies have pledged over the past 18 months to only purchase palm oil from suppliers that are able to trace the ingredient back to growers independently verified as not contributing to development on peatland, HCV or HCS areas, or human rights abuses. Many of the companies that have adopted sustainable sourcing policies are key Bunge customers, and are actively seeking to source agricultural commodities that do not contribute to deforestation.

Responding to the growing demand for sustainably-sourced commodities, key Bunge competitors ADM, Cargill and Wilmar have recently announced and begun implementing policies to monitor and reduce deforestation across each of their commodity supply chains, and are already enjoying competitive advantages. ADM recently announced a joint business development plan with Unilever to further its oil and fats business in Europe, North America, and Africa, citing their joint sustainability initiatives around sustainable soy sourcing as grounds for this partnership.11 Indeed, Wilmar also secured a strategic supply with Unilever based on Wilmar’s commitment to ensure that all palm oil it supplies can be traced back to sustainable sources not linked to deforestation.12 As competitors respond to growing demand for deforestation-free products, Bunge risks losing market share if it is unable to monitor, manage, and dramatically reduce deforestation that may be occurring across its supply chains.

Investors are demonstrating heightened concern about risks associated with deforestation.

Recognizing the risks facing companies whose supply chains are linked to deforestation, investors are increasingly pressing companies to disclose how deforestation is being managed across their supply chains. For example, the CDP Forest Disclosure Program, which surveys companies on their exposure to deforestation risks and risk management policies on behalf of signatory investors, now represents over 240 institutional investors with $15 trillion in assets under management, a 30% increase in investor participation from 2013. Bunge has declined to respond to the CDP Forest Disclosure program survey.

A major Norwegian pension fund, and the Norwegian sovereign wealth fund, both publicly divested from companies found to be engaged in deforestation last year. The bank Santander recently announced it would no longer provide financing to a company implicated in widespread tropical deforestation.13 The New York State Common Retirement Fund, the third largest pension fund in the U.S., has filed several shareholder proposals over the past two years urging companies to report how deforestation is being managed across their supply chains. Investor concerns about agriculture’s impact on deforestation is growing with recognition of the environmental degradation associated with deforestation, and the financial risks facing companies that fail to manage their impacts on deforestation.

Bunge is one of the world’s largest agriculture suppliers, yet does not have policies or programs in place to systematically monitor or reduce deforestation occurring across its supply chains.

As one of the world’s largest agricultural suppliers, Bunge is directly linked to and highly exposed to risks associated agriculture’s impact on deforestation. However, Bunge does not disclose policies or practices for monitoring and reducing deforestation that may be occurring across its supply chains. Soy and Palm Oil are two commodities that Bunge supplies which are known to contribute significantly to deforestation.

Palm Oil: Expansion of palm oil is one of the leading drivers of deforestation in Southeast Asia. Due largely to deforestation and peatland degradation, Indonesia was ranked the 3rd largest greenhouse gas emitter globally by the World Bank in 2007. Bunge purchases palm oil primarily from suppliers in that region. Indeed, Bunge has been publicly highlighted for allegedly purchasing over 80% of palm oil produced by a particularly egregious supplier engaged in wide-spread deforestation in Sarawak,14an area reported to have experienced some of the highest deforestation rates globally.15, 16 While Bunge recently adopted a no-deforestation policy for the palm oil it trades, the company has not disclosed a timeline for when it expects its suppliers to be in compliance with this policy. Consequently, suppliers, customers, and other key stakeholders are unable to assess when this policy is intended to go into effect, when it will be enforced, and when they can be assured that palm oil supplied by Bunge is not linked to controversial deforestation. As a result, investors cannot be sure at this time when or even whether the Company will begin monitoring and managing the deforestation occurring across its palm oil supply chain.

Soy: Rapid expansion of soy is among the leading drivers of deforestation in Latin America. Bunge is among the top soy exporters in that region, and the majority of its processing capacity (36%) is located in this region. Specifically, Bunge sources soy from Brazil, Paraguay, Bolivia, and Argentina. All of these areas are experiencing deforestation in sensitive ecosystems, due largely to expanding soy production. A recent Rolling Stone article highlighted Bunge as a key player driving aggressive expansion in Paraguay, which has led to rapid deforestation and degradation of the Gran Chaco forest-- Latin America’s second most important forest, behind the Amazon in terms of size and biodiversity.17

Bunge’s participation in the moratorium on deforestation in Brazil, noted in the Company’s opposition statement, demonstrates that the Company can curb deforestation while still growing profitably. The Brazilian Amazon was experiencing record rates of deforestation due primarily to soy expansion until 2006, when Brazil enacted a moratorium on deforestation in that region to ensure soy expansion occurred in non-forested areas. Since the Moratorium was enacted in 2006, deforestation in the Brazilian Amazon has dropped dramatically while soy production has continued to grow;18 demonstrating that better land-use planning can dramatically curb deforestation without sacrificing economic growth. However, Bunge’s disclosed initiatives to reduce deforestation due to soy expansion currently appear limited to Brazil’s Amazon biome, and do not apply to other areas of Brazil experiencing high rates of deforestation due to soy expansion or countries outside of Brazil facing the same issues.

While it is laudable that the Company’s board oversees the Company’s sustainability policies, the Company currently does not have a comprehensive policy for monitoring or reducing deforestation across its agricultural supply chains that the Board would oversee.

Conclusion:

Deforestation significantly degrades the environment in ways that pose material risks to agricultural production and Bunge’s core business. While Bunge highlights climate change and drought conditions as top risk factors in its 10-K, the company does not have policies in place to monitor or reduce its supply chain impacts on deforestation--- which is a key driver of these risk factors. Given that commodity agriculture is the single leading driver of deforestation, Bunge is both highly exposed to the risks associated with deforestation taking place across its global agricultural supply chains, while also being uniquely positioned as one of the leading agricultural suppliers globally to establish policies that mitigate these risks. As droughts, climate change, soil erosion, and consumer concerns about deforestation become more pronounced, proponents are concerned that Bunge faces significant business risks if it fails to more aggressively manage deforestation occurring throughout its agricultural supply chains.

Consequently, we urge you to vote FOR shareholder proposal No. 5

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

1 Page 15-16 http://www.sec.gov/Archives/edgar/data/1144519/000104746915001442/a2223279z10-k.htm
2 http://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html; http://journals.ametsoc.org/doi/abs/10.1175/2008JCLI2157.1; http://journals.ametsoc.org/doi/abs/10.1175/JCLI-D-12-00369.1
3 Same as footnote ii above.
4 Page 15-16 http://www.sec.gov/Archives/edgar/data/1144519/000104746915001442/a2223279z10-k.htm
5 http://www.reuters.com/article/2014/12/05/us-food-soil-farming-idUSKCN0JJ1R920141205
6 http://wwf.panda.org/about_our_earth/about_forests/deforestation/forest_conversion_agriculture/deforestation_erosion/
7 http://wwf.panda.org/about_our_earth/about_forests/deforestation/forest_conversion_agriculture/
8 http://wwf.panda.org/about_our_earth/about_forests/deforestation/forest_conversion_agriculture/
9 Pg. 15 http://www.sec.gov/Archives/edgar/data/1144519/000104746915001442/a2223279z10-k.htm
10 http://www.theconsumergoodsforum.com/strategic-focus/sustainability/our-sustainability-pillar
11 http://www.industrysourcing.com/article/new-development-plan-reinforces-adm-unilever-partnership
12 http://www.greenbiz.com/blog/2013/12/09/unilever-wilmar-international-ink-palm-oil-supply-chain-deal
13 http://news.mongabay.com/2015/0224-banco-santander-april.html
14 http://www.forestheroes.org/why_bunge_matters_agribusiness_giant_excessively_reliant_on_peatland_destroying_palm_oil
15 http://www.ft.com/intl/cms/s/0/4fe503d8-db91-11e4-86a8-00144feab7de.html#axzz3Wp3p02A3
16 http://news.mongabay.com/2013/1115-worlds-highest-deforestation-rate.html
17 http://www.rollingstone.com/culture/news/green-going-gone-the-tragic-deforestation-of-the-chaco-20140728?page=3
18 http://www.sage.wisc.edu/pubs/articles/Gibbs/GibbsetalScience2015.pdf